Filed Pursuant to Rule 433

Registration No. 333-209541

CSX Corporation

PRICING TERM SHEET

April 26, 2017

$850,000,000 3.250% Notes due 2027 (the “Notes”)

Issuer:	CSX Corporation

Ratings*:	Baa1 / BBB+

Security:	3.250% Notes due 2027

Size:	$850,000,000

Maturity Date:	June 1, 2027

Coupon:	3.250%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2017

Price to Public:	99.878%

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Yield:	2.314%

Spread to Benchmark Treasury:	+ 95 bps

Yield:	3.264%

Make-Whole Call:	T + 15 bps

Par Call:	Within three months prior to the maturity date

Expected Settlement Date:	May 1, 2017 (T+3)

CUSIP / ISIN:	126408HH9 / US126408HH96

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC

Co-Managers:	MUFG Securities Americas Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or UBS Securities LLC toll free at 1-888-827-7275.

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